FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934


                          For the month of April, 2001


                               INFICON HOLDING AG


                              INFICON Holdings Inc.

                 (Translation of Registrant's Name Into English)

                                  INFICON Inc.
                                  ------------

                              Two Technology Place
                              --------------------

                          East Syracuse, New York 13057
                          -----------------------------

                    (Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---          ---

         (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                  Yes     No  X
                                      ---    ---

         (If "Yes" is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-          )

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Exhibits:   99.1 - Press Release dated April 18, 2001, announcing the date of first quarter earnings release

            99.2 - Letter to Shareholders, as distributed to shareholders as part of INFICON Holding AG's annual report

            99.3 - INFICON Holding AG Stand-Alone Financial Statements for the
                   Year Ended December 31, 2000 (prepared in compliance with Swiss law), as distributed to shareholders as part of INFICON Holding AG's annual report



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                                   SIGNATURES


                  Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       INFICON Holding AG



Date: April 30, 2001                   By:      /s/ Peter Maier
                                          --------------------------------------
                                       Name:  Peter G. Maier
                                       Title: Vice President and Chief Financial
                                              Officer